Consent of Independent Registered Public Accounting Firm

The Board of Directors
China BAK Battery, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-148253, No. 333-151678 and No. 333-151985) on Form S-3 and the registration statements (No. 333-137747, No. 333-153649 and No. 333-153650) on Form S-8 of China BAK Battery, Inc. of our report dated December 8, 2006, with respect to the consolidated statements of income and comprehensive income, shareholders' equity, and cash flows of China BAK Battery, Inc. for the year ended September 30, 2006, which report appears in the September 30, 2008, annual report on Form 10-K of China BAK Battery, Inc.

Our report dated December 8, 2006 refers to a change in the method of accounting for stock-based compensation.

Hong Kong, China
December 11, 2008